Filed Pursuant to Rule 424(b)(7)
Registration No. 333-170389

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated November 22, 2010)

7,075,709 Shares of Common Stock Offered by Selling Stockholders
Upon Exercise of Outstanding Warrants

This supplement no. 2 supplements our prospectus dated November 22, 2010, as supplemented by supplement no. 1 dated December 7, 2010, relating to the offer and sale from time to time (i) by General Moly, Inc. of common stock, preferred stock, debt securities (which may or may not be guaranteed by one or more of our subsidiaries), warrants or units, in one or more transactions, with a maximum aggregate offering price of $500,000,000; and (ii) by the selling stockholders identified in the prospectus, as supplemented by this and any other prospectus supplement, under the heading “Selling Stockholders,” or their transferees, pledgees, donees or other successors, of up to an aggregate of 43,132,408 shares of our common stock.

The selling stockholders identified in this prospectus supplement may offer and sell up to an aggregate of 7,075,709 shares of our common stock issued or issuable upon the exercise of outstanding warrants.  We will not receive any proceeds from the sale of our common stock by the selling stockholders.

You should read this supplement no. 2 in conjunction with the prospectus.  This supplement no. 2 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 2 supersedes that information.

Investing in our securities involves a high degree of risk.  See the “Risk Factors” section of our filings with the Securities and Exchange Commission (the “SEC”) and the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2011.

SELLING STOCKHOLDERS

The following information supplements, and should be read in conjunction with, the information appearing under the heading “Selling Stockholders—Warrants” in the accompanying prospectus.

Hanlong Securities Purchase Agreement

Pursuant to the Purchase Agreement, on December 20, 2010, we issued 11,843,341 shares of common stock to Hanlong for a purchase price of $40 million, or approximately $3.38 per share.

Warrants

February 2006 Warrants

On December 21, 2010, we entered into letter agreements to reprice and exercise outstanding warrants issued to Coghill in February 2006 to purchase an aggregate of 4,250,000 shares of our common stock.  Pursuant to these agreements, if Coghill exercised their 2006 warrants on January 3, 2011, and submitted payment of the exercise price in immediately available funds, the exercise price would be reduced to $3.66 per share for exercises on such date.  Any remaining warrants would otherwise remain exercisable until their expiration date at the original exercise price of $3.75 per share.  Pursuant to the letter agreements, Coghill agreed to exercise warrants representing between 2,948,028 and 4,250,000 shares on January 3, 2011 at the reduced cash exercise price of $3.66 per share (representing an aggregate exercise price of between $10.8 million and $15.6 million).

On January 3, 2011, Coghill exercised all of the warrants for an aggregate exercise price of approximately $15.6 million in cash, and we issued 4,250,000 shares of our common stock to Coghill.

Selling Stockholder Information

The following table sets forth certain information concerning the number of shares of our common stock beneficially owned by each selling stockholder that holds currently outstanding warrants and/or shares of our common stock issued upon exercise of warrants, and the number of shares of common stock that may be offered from time to time by each selling stockholder under this prospectus supplement and the accompanying prospectus. The information is based on information provided by or on behalf of the selling stockholders and received by us on or before January 5, 2011. We have assumed for purposes of the table below that the selling stockholders will exercise all of their warrants for cash and sell all of the common stock issuable upon exercise of the warrants pursuant to this prospectus supplement and the accompanying prospectus, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned.  Except as set forth herein, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Information about the selling stockholders may change over time. In particular, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants or the underlying shares of common stock since the date on which they provided to us information regarding their warrants. Any changed or new information given to us by the selling stockholders will be set forth in supplements to this prospectus supplement and the underlying prospectus or amendments to the registration statement of which the accompanying prospectus is a part, if and when necessary.

Name	Number of shares beneficially owned before the offering	Percentage of class (2)	Number of shares issuable upon exercise of 2006 warrants	Number of shares issuable upon exercise of 2007 warrants	Number of shares offered hereby (1)	Number of shares beneficially owned after the offering	Percentage of class (2)

Warrant Strategies Fund LLC (3)	700,000	*	0	0	700,000	0	0%
Options Opportunity Corporation (4)	62,500	*	0	0	62,500	0	0%
Coghill Capital Management, L.L.C. (5)	9,225,360	10.3%	0	500,000	500,000	4,975,360	5.6%
CCM Master Qualified Fund, Ltd. (5)	4,519,740	5.0%	0	500,000	3,448,028	1,571,712	1.8%
CCM Special Holdings Fund, LP (5)	4,705,620	5.3%	0	0	1,301,972	3,403,648	3.8%
Paresh Patel (6)	50,000	*	37,584	0	87,584	0	0%
Highbridge International LLC (7)	0	0%	125,000	0	125,000	0	0%
Lakeview Master Fund LTD (8)	0	0%	125,000	0	125,000	0	0%
Cranshire Capital LP (9)	75,000	*	0	0	75,000	0	0%
Douglas Scott (10)	0	0%	5,000	0	5,000	0	0%
Levy Family Partners, LLC (11)	0	0%	125,000	0	125,000	0	0%
John Sliza (12)	0	0%	83,125	0	83,125	0	0%
Smithfield Fiduciary LLC (13)	0	0%	375,000	0	375,000	0	0%
David Bradley (14)	0	0%	62,500	0	62,500	0	0%
TOTAL	10,112,860	11.3%	938,209	1,000,000	7,075,709	4,975,360	5.6%

*                 Less than one percent.

(1)          Assumes exercise of all of the selling stockholder’s warrants for cash and sale of all shares received on exercise.

(2)          Calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, based on 89,728,473 shares of common stock outstanding as of January 3, 2011.  In calculating this amount for each selling stockholder, we treated as outstanding the number of shares of common stock issuable upon exercise of all of that selling stockholder’s warrants, but we did not assume exercise of any other holder’s warrants.

(3)          The address of this selling stockholder is 12 East 52nd Street, 7th Floor, New York, New York 10022.

(4)          The address of this selling stockholder is c/o Warberg Asset Management, 716 Oak Street, Winnetka, IL 60093.

(5)          Based on a Schedule 13D/A filed with the SEC on January 4, 2011.  Excludes 1,000,000 shares of common stock issuable upon the exercise of presently unexercisable warrants, except as to the “Number of shares issuable upon exercise of 2007 warrants” column.  Clint D. Coghill is the President and majority owner of Coghill Capital Management, L.L.C.  Coghill Capital Management, L.L.C. is the investment manager of CCM Master Qualified Fund, Ltd. and CCM Special Holdings Fund, LP.  Such persons share voting and disposition power for all shares shown as beneficially owned by them.  The address for Coghill Capital Management, L.L.C. and CCM Special Holdings Fund, LP is 1 N. Wacker Dr., Ste. 4350, Chicago, IL 60606.  The address for CCM Master Qualified Fund, Ltd. is c/o Morgan Stanley Fund Services (Cayman) Ltd., Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681, Georgetown, Grand Cayman, KY1-1111, Cayman Islands.  Such persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(6)          The address of this selling stockholder is c/o Smith Barney, Attention: Gina Hoggatt, Citigroup Global Markets, Inc., 401 Main Street, Suite 1000, Peoria, IL 61602.

(7)          The address of this selling stockholder is 9 West 57th St, 27th Floor, New York, NY 10019.

(8)          The address of this selling stockholder is 444 N. Michigan Ave, Ste 3500, Chicago, IL 60611.

(9)          The address of this selling stockholder is 3100 Dundee Road, Ste 703, Northbrook, IL 60062.

(10)    The address of this selling stockholder is 2709 Westminster Ave, Dallas, TX 75205.

(11)    The address of this selling stockholder is 415 N. LaSalle St., Ste 700-B, Chicago, IL 60610.

(12)    The address of this selling stockholder is 4111 West Hiawatha, Spokane, WA 99208.

(13)   The address of this selling stockholder is c/o Highbridge Capital Management LLC, 9 West 57th St, 27th Floor, New York, NY 10019.

(14)    The address of this selling stockholder is 2215 York Rd., Ste 500, Oak Brook, IL 60523.